Mail Stop 3561

August 22, 2005

Joel R. Jacks, Chairman and Chief Executive Officer
Federal Services Acquisition Corporation
900 Third Avenue, 33rd Floor
New York, New York 10022-4775

     RE: Federal Services Acquisition Corporation
        Registration Statement on Form S-1
        File No. 333-132220
        Amendment Filed: August 12, 2005

Dear Mr. Jacks:

   We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have considered your response to our prior comment no. 2 and continue to believe that a discrepancy exists between the information you provided in your letter of June 23, 2005, filed in connection with Amendment 1 to the Form S-1, and the information provided in your letter of July 27, 2005. From your June 23 correspondence, there appears to be some basis for the belief that CMEP was

approached by bankers and others and asked to consider acquiring companies in the federal services and defense industries with values in excess of $95 million but, due to capital limitations, CMEP declined to consider those acquisitions. The inability or unwillingness of CMEP to pursue these acquisitions is further supported by information provided in your letter of July 29, 2005. There, you informed us that the leveraged buyout funds managed by CMLS Management and CM Equity Management are either fully invested or almost fully invested. Consequently, it appears that Federal Services Acquisition Corporation was organized for the purpose of completing a public offering that would provide management with sufficient cash to pursue the transactions that were not likely to be effected by CMEP because of capital limitations. If the inquiries fielded by CMEP pertaining to acquisition opportunities with values in excess of $95 million had an impact on management's desire to organize Federal Services Acquisition Corporation and pursue this initial public offering, provide disclosure or advise us as to the specific impact these inquiries had on management's belief regarding its desire to create Federal Services, conduct this offering, and consummate an acquisition with a deal value in excess of $95 million with its proceeds. In particular, please incorporate into the prospectus the supplemental information provided in your correspondence dated June 23, 2005, wherein you indicated that "CMEP has been approached periodically in the past (prior to the initial filing of the Registration Statement) by investment bankers and other people in the industry to consider acquiring companies in the industry in deals with values in excess of $95 million but, due to the amount of capital available to CMEP, it has declined to do so" and that it was "as a result of these inquiries," in addition to other factors, that management believed "there are opportunities to acquire business at over $95 million in the federal services industry." In providing this additional disclosure, consider the disclosure elsewhere in the prospectus to ensure the disclosure is consistent throughout the prospectus.

2. We reissue our prior comment no. 3. Please explain why you believe the company's "subjective determination" regarding acquisition opportunities "is not appropriate to be included in a Registration Statement on which the public will rely." We believe that management's "subjective determination" about its ability to complete the company's business objective is material information and appropriate disclosure should be added to the prospectus highlighting the conclusions that management has made regarding its ability to identify an appropriate acquisition candidate and consummate a deal.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc. Gerald Adler, Esq. (*by facsimile*)
    212-698-3599